Mail Stop 3561

July 14, 2006

Via U.S. Mail

Gary F. Kimmons
Chief Executive Officer, Chief Financial Officer and Director
M Power Entertainment, Inc.
195 Route 9 South, Suite 204
Manalapan, NJ 07726

Re: **M Power Entertainment, Inc.**
        Registration Statement on Form SB-2
        Filed July 3, 2006
        File No. 333-134310

Dear Mr. Kimmons,

We have reviewed your filing solely for the issues identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 4 – Subsequent Events, page F-4
Note 9 – Subsequent Events, page F-17

1. We note from your response to our prior comment 2 that the embedded derivative meets the criteria for bifurcation under paragraph 16 of SFAS No. 133 that must be accounted for at fair value with changes in fair value recorded in earnings. In this regard, supplementally tell us how you analyzed the embedded derivative under the scope exception set forth in paragraph 11(a) of SFAS No. 133. Also tell us how you applied APBO No. 14 and EITF 00-27, if applicable. We may have further comments upon receipt of your response.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Jaramillo at (202) 551-3212 or Kathy Mathis at (202) 551-3383 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3816 with any other questions.

Regards,

Joe Foti
Senior Assistant Chief Accountant

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin LLP
        via facsimile: (732) 577-1188